Exhibit 4.1

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE SECURITIES LAWS. IT MAY NOT BE TRANSFERRED, ASSIGNED, SOLD OR OFFERED FOR SALE EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAW OR AN OPINION OF COUNSEL, IN FORM AND SUBSTANCE REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED BECAUSE OF AN APPLICABLE EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS.

PROMISSORY NOTE

$_____________	__________, 2007

FOR VALUE RECEIVED, Pure Vanilla eXchange, Inc., a Nevada corporation with an address at 805 Third Avenue, New York NY 10022 (the “Company”), promises to pay to the order of [HOLDER] (“Holder”), the principal sum of ______________________ ($_________) plus interest on the outstanding principal from the date hereof to and including the day when principal is paid in full. Interest shall accrue monthly at the annual rate of nine and nine tenths percent (9.9%) per annum; provided that so long as an Event of Default (as hereinafter defined), or any event which with notice or passage of time or both would constitute an Event of Default, shall exist and be continuing, interest shall accrue daily at the rate of five percent (15%) per annum.

1. Payments. The Company shall pay principal and accrued interest on the earlier of (i) two business days after the date on which the Company has raised and reported, in the aggregate from February 12, 2007 to the date of such report, $20 million of “Net Financing” (defined below) provided, all “Indebtedness” defined in the Senior Secured Convertible Note issued on December 26, 2006 in the original principal amount of $1,500,000 to Gottbetter Master, Ltd. has been paid in full and (ii) April 5, 2008. For the purposes of this Note, “Net Financing” means, the gross proceeds received by the Company from the sale of any of its securities, less any loans that have been outstanding for a term of less than six months on the date such financing is closed (regardless of the maturity at the date of issue) that are repaid from the proceeds of the Financing. Payments shall be made at the offices of the Company or at such other place as Holder or any subsequent holder may designate to the Company in writing.

2. Prepayment. The indebtedness evidenced by this Note may be prepaid at any time and from time to time, without advance notice to Holder, in whole or in part without premium or penalty, but with accrued and unpaid interest to the date of prepayment on the amount of principal being prepaid.

3. Events of Default. If any of the following events shall occur and be continuing, Holder may, by notice to the Company, declare this Note, all accrued and unpaid interest hereon, and all other amounts payable hereunder to be due and payable, whereupon the same shall become due and payable,10 days after notice to the Company if during such 10 day period, the Company shall fail to cure the event (an “Event of Default”):

a. There is a failure to make any payment of principal of, interest on, or any other amount payable under this Note, or the Company breaches any other obligation to Holder hereunder, or the Holder uses the proceeds of this note for any purpose other than payroll expenses or payment to consultants in the ordinary course of business consistent with agreements in effect with such consultants entered into prior to February 14, 2007.

b. Any proceedings shall be instituted by or against the Company seeking either (i) an order for relief with respect to, or reorganization, arrangement, adjustment or composition of, its debts under the United States Bankruptcy Code or under any other law relating to bankruptcy, insolvency, reorganization or relief of debtors, or (ii) appointment of a trustee, receiver or similar official for the Company or for any substantial part of its property; and, with respect only to a proceeding instituted against the Company, such proceeding is not dismissed within sixty (60) days thereafter;

c. The Company’s failure to conduct business in the ordinary course, dissolution or termination of existence;

d. Any sale, transfer, pledge, lien, grant of a security interest or other disposition, outside the ordinary course of business, in or of any material assets or a material portion of the assets or business of the Company, except a disposition of assets to a wholly owned subsidiary of the Company;

e. Any declaration or payment by the Company of any dividend or distribution with respect to its capital stock; any payment with respect to any stock appreciation right, phantom stock or similar plan; or redemption of any shares of its capital stock, or of options, warrants, or other rights to acquire, or securities convertible into its capital stock;

f. A final judgment or order for the payment of money in excess of $100,000 shall be rendered against the Company and such judgment or order shall continue unsatisfied, in effect and unstayed for a period of thirty (30) consecutive days

g. The failure of the Company to comply in all material respects with all applicable laws, rules, regulations or orders, including, without limitation, (i) paying before same become due all taxes, assessments and governmental charges imposed upon it, upon its income and profits or upon its property, except to the extent contested in good faith and covered by adequate reserves, and (ii) compliance with all applicable environmental and toxic substance laws, rules and regulations; or

4. No Waiver, etc. No delay or omission on the part of Holder in exercising any right hereunder shall operate as a waiver of such right or of any other right of Holder, nor shall any delay, omission or waiver on any one occasion be deemed a bar to or waiver of the same or any other right on any future occasion. The Company and every endorser of this Note, regardless of the time, order or place of signing, waives presentment, demand, protest and notices of every kind with respect to this Note and assents (i) to any extension or postponement of the time of payment and to any other indulgence, (ii) to the addition or release of, or any compromise or settlement with, any endorser or other party or person primarily or secondarily liable hereunder, and (iii) to the addition or release of, the failure to take or perfect an interest in, any compromise or settlement with respect to, or any delay in proceeding or failure to proceed against, any collateral or other security for this Note.

5. Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed wholly within New York State, without giving effect to conflict of laws principles.

6. Subordination. The following provisions are for the benefit of Holder of Senior Indebtedness (defined below).

(a) Subordination. Holder for itself, its successors and assigns covenants and agrees that to the extent and in the manner hereinafter set forth, the Loans shall be subordinated and subject in right of payment to the prior payment in full of all Senior Indebtedness (defined below) solely in the manner set forth in this Section 6. The provisions of this Section 6 are made for the benefit of all holders of Senior Indebtedness and are intended to be and are an inducement and a consideration for each holder of Senior Indebtedness, whether created on, before or after the date hereof, to acquire and hold or continue to hold such Senior Indebtedness. Any such holder may proceed to enforce such provisions and Holder for itself, its successors and assigns hereby waives notice or proof of reliance hereon by any holder of Senior Indebtedness and protest, demand for payment and notice of default.

(b) “Senior Indebtedness” means “Indebtedness” as defined in the Senior Secured Convertible Note issued on December 26, 2006 in the original principal amount of $1,500,000 to Gottbetter Master, Ltd.

(c) Subordination Agreements. Holder covenants and agrees that payment of the sums due or to be due under the Notes are expressly subordinated to all Senior Indebtedness in the manner provided herein, and Holder agrees to enter into any further subordination agreement by any holder of Senior Indebtedness, provided, however, that such agreement is reasonable and consistent with the terms and conditions set forth in this Section 5.

(d) Hold Payments in Trust. If Holder receives any payment in respect of any sum due or to be due under the Notes which Holder knows it is not entitled to receive, it will hold any amount so received in trust for the benefit of the holders of the Senior Indebtedness and will forthwith turn over such payment to such holders of the Senior Indebtedness in the form received to be applied on the Senior Indebtedness upon receipt of written notice from all such holders.

(e) No Action. Holder will not commence any action or proceeding against the Company or any guarantor hereof to recover all or any part of this Note or join with any creditor under any bankruptcy, reorganization, readjustment or arrangement of debt, receivership, liquidation or insolvency law or statute of the federal or any state government, unless Holder shall have given the holders of the Senior Indebtedness 60 days notice of its intention to do so and unless the holders of the Senior Indebtedness shall also have the opportunity to join in bringing any such proceedings against the Company.

(f)  Changes to Senior Indebtedness. At any time and from time to time, the holders of the Senior Indebtedness may, without the consent of or notice to Holder, without incurring responsibility to Holder, and without impairing or releasing any of their rights or any of the obligations of Holder hereunder:

(i) change the amount, manner, place or terms of payment or change or extend the time of payment of or renew or alter the Senior Indebtedness in any manner;

(ii) sell, exchange, release or otherwise deal with any property pledged or mortgaged to secure, or howsoever securing, the Senior Indebtedness;

(iii)  release anyone liable in any manner for the payment or collection of the Senior Indebtedness;

(iv)  exercise or refrain from exercising any rights against the Company and others; and

(v) apply any sums by whomsoever paid or however realized to the Senior Indebtedness.

7. Notices. Any notice or other communication required or permitted under this Note shall be in writing and shall be deemed to have been duly given (i) upon hand delivery, or (ii) on the third day following delivery to the U.S. Postal Service as certified or registered mail, return receipt requested and postage prepaid, or (iii) on the first day following delivery to a nationally recognized United States overnight courier service, fee prepaid, return receipt or other confirmation of delivery requested, or (iv) when telecopied or sent by facsimile transmission if an additional notice is also delivered or mailed, as set forth under (i), (ii) or (iii) above, within three days thereafter. Any such notice or communication shall be delivered or directed to a party at its address set forth above or, as to each such party or any holder hereof, at such other address as may be designated by such party or holder in a notice given to the other parties hereto in accordance with the provisions of this paragraph.

8. Maximum Interest. Notwithstanding any other provisions of this Note, Holder does not intend to charge, and the Company shall not be required to pay, any interest or other fees or charges in excess of the maximum permitted by applicable law. Any payments in excess of such maximum shall be refunded to the Company or credited against unpaid principal.

9. Modifications; Waiver. No modification or waiver of this Note or any part hereof shall be effective unless in writing and signed by the Company and Holder. No waiver of any breach or condition of this Note shall be deemed to be a waiver of any other or subsequent breach or condition, whether of like kind or different nature. No course of dealing between the Company and Holder, or between Holder and any other party, will be deemed effective to modify, amend, waive or discharge any part of this Note or of the rights or obligations of the Company hereunder.

10. Jurisdiction and Venue. In the event that any legal proceedings are commenced in any court with respect to any matter arising under this Note, the Company specifically consents and agrees that: (i) the courts of the State of New York and/or the United States Federal Courts located in the State of New York shall have exclusive jurisdiction over the Company and over the subject matter of any such proceedings; and (ii) the venue of any such action shall be in New York County, New York and/or the United States District Court for the Southern District of New York.

IN WITNESS WHEREOF, Pure Vanilla eXchange has executed this Note as of the date first above written.

Pure Vanilla eXchange, Inc.

By:
Steven Yevoli
Its Chief Executive Officer